SCHEDULE A
to the
EXPENSE LIMITATIONS AGREEMENT
dated June 2, 2009, amended as of February 25, 2010
between
ADVISORSHARES TRUST
AND ADVISORSHARES INVESTMENTS, LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual
Operating Expense Limit

Dent Tactical ETF	1.50%

WCM / BNY Mellon Focused Growth ADR ETF	1.25%

Mars Hill Global Relative Value ETF	1.50%

Peritus High Yield ETF	1.35%